SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549

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                                   FORM 6-K

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                       REPORT OF FOREIGN PRIVATE ISSUER
                     PURSUANT TO RULE 13a-16 OR 15d-16 OF
                      THE SECURITIES EXCHANGE ACT OF 1934


                              For March 30, 2004




                                 CNOOC Limited
                (Translation of registrant's name into English)
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                                  65th Floor
                              Bank of China Tower
                                One Garden Road
                              Central, Hong Kong
                   (Address of principal executive offices)

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  (Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F)




                Form 20-F     X                Form 40-F
                              ---------                     ----------


(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

                Yes                            No           X
                              ---------                     ----------


(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A.)





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Company Press Release
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                  CNOOC Confirms BZ 34-1 Finding in Bohai Bay

(Hong Kong, March 30, 2004) -CNOOC Limited (the "Company" or "CNOOC Ltd."; NYSE "CEO", SEHK "883") announced today that it has drilled successfully two appraisal wells, BZ 34-1-5 and BZ 34-1-4, in Bohai Bay.

BZ 34-1-5, with a water depth of 21 meters, is an appraisal well drilled on BZ 34-1 discovery. On 7.14 mm choke, the appraisal well was tested to flow nearly 400 barrels of 31-33 API degree oil per day during drill stem test 1 ("DST"). The well also produced about 5.37 million cubic feet of gas per day on a 9.53 mm choke during drill stem test 2.

Another successful well BZ 34-1-4 on the same discovery encountered gas pay zones of 16 meters and oil zones of 38 meters.

Mr. Zhang Guohua, Senior Vice President of the Company, commented, "It's a good start for this year's Bohai Bay exploration program."

CNOOC Limited is the operator with a 100% interest of the discovery.

Ends


Notes to Editors:

CNOOC LIMITED - BACKGROUND
Incorporated in Hong Kong in August 1999, CNOOC Limited (SEHK: 883; NYSE: CEO) is the dominant producer of crude oil and natural gas offshore China. CNOOC Limited is also one of the largest independent crude oil and gas exploration and production companies in the world.

As of December 31, 2003, its net proved reserves were 2.1 billion barrels-of-oil equivalents and its net production averaged 356,729 BOE per day.

CNOOC Limited is currently engaged in exploration, development and production in 4 major areas offshore China, which covers Bohai Bay, Western South China Sea, Eastern South China Sea and East China Sea. The Company is also one of the largest offshore crude producers in Indonesia.

The Company has about 2,447 employees.


CNOOC LIMITED -RELATIONSHIP WITH ITS PARENT COMPANY
CNOOC Limited, incorporated in Hong Kong, is a 70.6% held subsidiary of China National Offshore Oil Corporation ("CNOOC"). CNOOC Limited is the sole vehicle through which CNOOC carries out oil and gas exploration, development, production and selling activities offshore China and internationally.

CNOOC, the parent company, is involved in the administrative, research, and services functions for the China offshore petroleum industry as well as other mid- or downstream petroleum projects.





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*** *** ***

This press release contains statements that are not historical facts, including statements about beliefs and expectations of the directors of CNOOC Limited (the "Company"). These forward-looking statements are based on current plans, estimates and projections, and therefore you should not place undue reliance on them. Forward-looking statements speak only as of the date they are made, and the directors of the Company undertake no obligation to update publicly any of them in light of new information or future events. Forward-looking statements involve inherent risks and uncertainties. You are cautioned that a number of important factors could cause actual results to differ materially from those contained in any forward-looking statement. Such factors include, but are not limited to, changes in PRC economic, political and social conditions as well as government policies.

*** *** ***

For further enquiries, please contact:

Mr. Xiao Zongwei
CNOOC Limited
Tel : +86 10 8452 1646
Fax: +86 10 8452 1441
E-mail: xiaozw@cnooc.com.cn
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Ms Anne Lui/Ms. Charlotte Kong/Ms. Carol Chan
Ketchum Newscan Public Relations
Tel: 852-3141-8016/ 852-3141-8063/852-3141-8091
Fax: 852-2510-8199
E-mail:   anne.lui@knprhk.com
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          carol.chan@knprhk.com
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         charlotte.kong@knprhk.com
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                                  SIGNATURES

         Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the registrant has duly caused this report to be issued on its behalf by the undersigned, thereunto duly authorized.

                                         CNOOC Limited


                                         By: /s/ Cao Yunshi
                                             -----------------------
                                             Name:  Cao Yunshi
                                             Title:  Company Secretary

Dated: March 30, 2004